UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2010
Commission File Number 0-99
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM
(Translation of registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

RECENT DEVELOPMENTS
The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission on June 30, 2009 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and the report relating to its unaudited condensed consolidated results for the nine months ended September 30, 2008 and 2009, furnished to the U.S. Securities and Exchange Commission on Form 6-K on January 14, 2010. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals (which we refer to collectively as the subsidiary entities), and to the subsidiary companies, including the Pemex Project Funding Master Trust (which we refer to as the Master Trust), listed in note 2 to the audited financial statements included in the Form 20-F.
Directors, Senior Management and Employees and Organizational Structure
Organizational Structure
On December 18, 2009, the Board of Directors of Petróleos Mexicanos approved the elimination of the Corporate Engineering and Project Development Office, the activities of which will be carried out in the future by the Corporate Operations Office of Petróleos Mexicanos and by the subsidiary entities. Mr. Ernesto Ríos Patrón was appointed as acting Corporate Director of Engineering and Project Development and will be in charge on implementing this restructuring. On December 18, 2009, the Board of Directors of Petróleos Mexicanos also reassigned the finance and management activities of the subsidiary entities to the Corporate Finance office of Petróleos Mexicanos.
On January 25, 2010, the Board of Directors of Petróleos Mexicanos approved the creation of a new department within the organizational structure of Petróleos Mexicanos—the Corporate Direction of Information Technology and Business Processes—and appointed Mr. Mauricio Abraham Galán Ramírez as the director of this department.
Recent Appointments
On January 25, 2010, Mr. Esteban Levin Balcells was named Corporate Director of Management of Petróleos Mexicanos, replacing the acting Corporate Director of Management, Mr. Marco A. Murillo Soberanis. This appointment will be effective February 1, 2010.
On January 25, 2010, Mr. Carlos Treviño Medina was named Chief Financial Officer of Petróleos Mexicanos, replacing Mr. Esteban Levin Balcells. This appointment will be effective February 1, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Arturo Delpech del Ángel
	Name:	Arturo Delpech del Ángel
	Title:	Associate Managing Director of Finance

Date: January 25, 2010
FORWARD-LOOKING STATEMENTS
This report contains words, such as “believe,” “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.